                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D
                      (Amendment No. 3)

          Under the Securities Exchange Act of 1934


      THOMAS EDISON INNS, INC., a Michigan corporation
                      (Name of Issuer)

                Common Stock, $.01 par value
               (Title of Class of Securities)

                         884396 10 2
                       (CUSIP Number)

                     Gerard Belisle, Jr.
Meritage Hospitality Group Incorporated 40 Pearl Street, N.W., Suite 430
                   Grand Rapids, MI  49503
                       (616) 776-2600
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                      December 14, 1995
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meritage Hospitality Group Incorporated
     65 - 0457574
 2   Check The Appropriate Box If A Member Of A Group               (a)[ ]
                                                                    (b)[x]

 3   SEC Use Only



 4   Source of Funds

     SC
 5  Check Box If Disclosure Of Legal Proceedings Is                    [ ]
    Required Pursuant To Items 2(d) or 2(E)


 6   Citizenship Or Place of Organization

     Florida, United States
                7    Sole Voting Power

  Number Of             1,554,405
   Shares       8    Shared Voting Power
 Beneficially
   Owned By              -0-
     Each       9    Sole Dispositive Power
  Reporting
   Person              1,554,405
    With        10   Shared Dispositive Power

                         -0-
 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

       1,554,405
 12  Check Box If The Aggregate Amount In Row (11) Excludes            [ ]
     Certain Shares

 13  Percent Of Class Represented By Amount In Row (11)

       51.5%
 14  Type Of Reporting Person

     CO

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 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Christopher B. Hewett

 2   Check The Appropriate Box If A Member Of A Group               (a)[ ]
                                                                    (b)[x]

 3   SEC Use Only



 4   Source of Funds

     PF
 5  Check Box If Disclosure Of Legal Proceedings Is                    [ ]
    Required Pursuant To Items 2(d) or 2(E)


 6   Citizenship Or Place of Organization

     United States of America
                7    Sole Voting Power

  Number Of              3,000
   Shares       8    Shared Voting Power
 Beneficially
   Owned By            1,554,405
     Each       9    Sole Dispositive Power
  Reporting
   Person                3,000
    With        10   Shared Dispositive Power

                       1,554,405
 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

        1,557,405
 12  Check Box If The Aggregate Amount In Row (11) Excludes            [ ]
     Certain Shares

 13  Percent Of Class Represented By Amount In Row (11)

       51.6%
 14  Type Of Reporting Person

     IN

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 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Robert E. Schermer, Jr.

 2   Check The Appropriate Box If A Member Of A Group               (a)[ ]
                                                                    (b)[x]

 3   SEC Use Only



 4   Source of Funds

     PF
 5  Check Box If Disclosure Of Legal Proceedings Is                    [ ]
    Required Pursuant To Items 2(d) or 2(E)


 6   Citizenship Or Place of Organization

     United States of America
                7    Sole Voting Power

  Number Of               100
   Shares       8    Shared Voting Power
 Beneficially
   Owned By            1,554,405
     Each       9    Sole Dispositive Power
  Reporting
   Person                 100
    With        10   Shared Dispositive Power

                       1,554,405
 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

       1,554,505
 12  Check Box If The Aggregate Amount In Row (11) Excludes            [ ]
     Certain Shares

 13  Percent Of Class Represented By Amount In Row (11)

         51.5%
 14  Type Of Reporting Person

     IN

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     This is the third amendment to a statement on Schedule 13D originally filed on September 29, 1995, and amended on December 12, 1995, and December 14, 1995, (the "Original Statement") with respect to the common stock, $.01 par value of Thomas Edison Inns, Inc., a Michigan corporation (the "Issuer"). Item 2 and Item 4 of the Original Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

     Item 2 is amended by adding the following information:

     (d) Gerard Belisle, Jr. Mr. Belisle's business address is 40 Pearl Street, N.W., Suite 430, Grand Rapids, MI 49503. Mr. Belisle is currently a Vice President of Meritage. During the last five years, Mr. Belisle has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Belisle is a citizen of the United States.

Item 4.   Purpose of Transaction.

     Item 4 is amended by adding the following information:

     On December 14, 1995, a meeting of the board of directors of the Issuer was held. The actions listed below were taken by the board at the meeting.

     (a) Mr. Robert E. Schermer, Sr., was elected chairman of the board of directors. Mr. Donald W. Reynolds was removed as chairman of the board, but remains a director of the Issuer.

      (b) All existing officers of the Issuer were removed from their offices. Mr. Reynolds was removed from the positions of President, Treasurer, Secretary and all other positions he held with the Issuer. Mr. David C. Distad was removed from the positions of Vice President and Chief Financial Officer.

      (c) The following new officers of the Issuer were appointed:

      Christopher B. Hewett President and Chief Executive Officer

      Robert E. Schermer, Jr.,   Executive Vice President and Secretary

      Mr. Belisle, Jr.Vice President and Treasurer

Mr. Hewett, Mr. Schermer, Jr., and Mr. Belisle are also officers of Meritage. See Item 2.

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      (d) The following are to be elected to the board of directors of each of the Issuer's subsidiaries (the St. Clair Inn, Inc., a Michigan corporation, the Spring Lake Inn, Inc., a Michigan corporation, and Thomas Edison Inn, Incorporated, a Michigan corporation):

      Mr. Hewett
      Mr. Schermer, Jr.
      Mr. Schermer, Sr.

      (e) A standing Executive Committee consisting of Mr. Hewett, Mr. Schermer, Jr., and Mr. Schermer, Sr., was established.

      (f) A standing Audit Committee consisting of Mr. Joseph L. Maggini, Mr. Joseph P. Michael and Mr. Raymond A. Weigel III was established.

      (g) A standing Compensation Committee consisting of Mr. Maggini and Mr. Schermer, Sr., was established.

      (h) A standing Nominating Committee consisting of Mr. Hewett, Mr. Schermer, Sr., and Mr. Weigel was established.

      (i) A special Stock Purchase Agreement Committee consisting of Mr. Maggini, Mr. Michael and Mr. Weigel was established and charged with evaluating, in consultation with legal counsel to the Stock Purchase Agreement Committee, the Issuer's rights and obligations to all parties under the Stock Purchase Agreement, and to develop recommendations to the full board with regard to the foregoing.

      (j) The Management Agreement among Innkeepers Management Company, a Michigan corporation, and the Issuer and its subsidiaries was terminated.

      (k) The board authorized the President to file a Certificate of Change of Registered Office and/or Change of Resident Agent on behalf of the Issuer. The board also amended Article IX sec. 1 of the Bylaws of the Issuer to require that the registered office be in the City of Grand Rapids, Kent County, Michigan or at such other place as the board may designate.

      (l) The board reaffirmed the engagement between the Issuer and Roney & Co. regarding the rendering of an opinion by Roney & Co. of the fairness from a financial point of view of the Stock Purchase Agreement.

      (m) The board resolved that the Issuer file a proxy statement with the United States Securities and Exchange Commission at the earliest possible date to enable the Company to solicit consents from its shareholders to the consummation by the Issuer of the transactions provided for in the Stock Purchase Agreement upon (i) receipt by the Issuer of a fairness opinion satisfactory to the board, (ii) the performance by Meritage of its obligations to the Issuer under the Stock Purchase Agreement, and (iii) upon such other terms and conditions as the President, in consultation with the Stock Purchase Agreement Committee, determine to be in the Issuer's best interest.

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                             SIGNATURE


      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 14, 1995


MERITAGE HOSPITALITY GROUP INCORPORATED



/s/Christopher B. Hewett
--------------------------
Christopher B. Hewett
President




/s/Christopher B. Hewett
--------------------------
Christopher B. Hewett
Individually




/s/Robert E. Schermer, Jr.
----------------------------
Robert E. Schermer, Jr.
Individually